FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta acquires flowers business in Japan

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Media Release – Communiqué aux médias – Medienmitteilung

Syngenta acquires flowers business in Japan

Basel, Switzerland, 16 February 2004

Syngenta announced today that it has acquired all outstanding shares of Dia-Engei, the Japanese leader in producing and marketing seedlings of flowering plants and vegetables. The terms of the transaction were not disclosed. Dia-Engei’s sales in 2003 were ¥ 858 million ($8 million). Japan is the third largest flower seed market in the world.

Dia-Engei was established in 1989 as a joint venture company between Syngenta and Mitsubishi Chemical Corporation. Before this acquisition, Syngenta's holding in Dia-Engei was 33%.

“This acquisition underscores our commitment to further expand our growing flowers business,” said Jeff Beard, Chief Operating Officer for Syngenta Seeds. “The purchase of Dia-Engei will enable Syngenta to accelerate growth in the important Japanese market for flower seeds and young plants.”

Syngenta is a leader in breeding superior quality flowers, marketed as seeds, young plants and cuttings to professional growers. Under the S&G® Flowers brand, the company currently ranks number two in the global flower seeds market.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately US$ 6.6 billion. Syngenta employs more than 19’000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2004

SYNGENTA AG

By:	/s/ Damian Heller

	Name:	Damian Heller
	Title:	Company Secretary

By:	/s/ Christoph Mäder

	Name:	Christoph Mäder
	Title:	General Counsel